UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	**Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**	or	[ ]	**Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934**
	For the fiscal year ended December 31, 2011			**For the transition period from __________ to __________**

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
5555 San Felipe Street
Houston, TX 77056

MARATHON OIL CORPORATION

5555 San Felipe Street, Houston, TX 77056

Marathon Oil Company
Thrift Plan

Financial Statements and
Supplemental Schedules
December 31, 2011 and 2010

Marathon Oil Company
Thrift Plan
Table of Contents
December 31, 2011 and 2010

/Page(s)

Note: Other schedules required by Section 2520.103–10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Marathon Oil Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Oil Company Thrift Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
June 27, 2011

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets		
Investments, at fair value	$ 1,115,032,727	$ 2,547,109,475
Receivables:		
Notes receivable from participants	8,908,216	42,991,765
Other	1,853,835	2,183,403
	10,762,051	45,175,168
Net Assets, at Fair Value	1,125,794,778	2,592,284,643
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,858,528)	(25,395,669)
Net Assets Available for Benefits	$ 1,106,936,250	$ 2,566,888,974

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2011

Additions:	
Additions to net assets attributed to:	
Investment income:	
Net appreciation in fair value of investments	$ 88,650,832
Interest	14,346,617
Dividends	21,263,200
	124,260,649
Interest income on notes receivable from participants	969,220
Contributions:	
Participants	73,969,273
Employer	44,401,744
Rollovers and direct plan transfers	27,054,399
	145,425,416
Total additions	270,655,285
Deductions:	
Deductions from net assets attributed to:	
Benefits paid to participants	213,828,125
Total deductions	213,828,125
Net Increase before Transfer	56,827,160
Transfer from the Plan	(1,516,779,885)
Net Decrease	(1,459,952,725)
Net Assets Available for Benefits:	
Beginning of year	2,566,888,974
End of year	$ 1,106,936,250

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following brief description of the Marathon Oil Company Thrift Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution thrift savings plan. At the beginning of the plan year, the Plan covered substantially all regular and casual employees of the following entities, which were participating employers in the Plan: Marathon Oil Corporation ("MRO"), Marathon Oil Company (the "Company" or "MOC"), Marathon Petroleum Company LP ("MPC") (excluding employees of Speedway LLC, which is a wholly owned subsidiary of MPC), Marathon Service Company and Marathon Administration LLC. All of these participating employers, other than MRO, were wholly owned subsidiaries of MRO prior to June 30, 2011.

On June 30, 2011, Marathon Petroleum Corporation was spun-off from MRO. As a result of the spin-off, a new Marathon Petroleum Thrift Plan was spun-off from the Plan to serve the participants employed by MPC. Accordingly, $1.5 billion in assets were transferred to the MPC Thrift Plan, and MPC employees became participants in the MPC Thrift Plan.

Following the spin-off of MPC, the Plan covered substantially all regular and casual employees of MRO, MOC, Marathon Service Company and Marathon Administration LLC. MPC was not a participating employer in the Plan following the effective time of the spin-off.

In order to participate in the Plan during 2011, employees must have been participants in either the Retirement Plan of Marathon Oil Company or the Marathon Petroleum Company Retirement Plan and must have had one year of vesting service and been 21 years or older. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. However, highly compensated employees ("HCEs") are limited to pre-tax contributions of 12 percent. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the "Code"). An active participant may make any combination of after-tax and pre-tax payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.

The contributions of HCEs are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $245,000 for 2011, as provided in Code Section 401(a)(17).

Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts ("IRA") upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.

To the extent that the Company had accumulated earnings and profits, the Company matched on a dollar for dollar basis each participant's after-tax or pre-tax contributions to the Plan up to an aggregate of 7 percent of each participant's gross pay during 2011 and 2010.

Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company or for retirements prior to the effective time of the spin-off, the MPC Retirement Plan as then in effect; at death; after three years of vesting service with the Company or a participating employer; or upon attainment of age 65.

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that currently range from 3.25 percent to 9.50 percent, determined in accordance with plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through coupon payments for participants not receiving pay and retirees.

Payment of Benefits

On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions equal to or less $5,000 but greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, provided that no withdrawal of less than $500 be made, unless it constitutes the entire remaining balance. Such withdrawals are limited to a maximum of four in a Plan year. An installment settlement option is available to retired participants,. A participant may elect to receive his or her benefit on an installment basis with a minimum of three annual installments and the maximum number of annual installments equal to the remaining actuarial life expectancy of the participant or the joint life expectancies of the participant and his or her designated beneficiary at the time of commencement of benefits. Each participant shall designate a beneficiary or beneficiaries to receive his or her Plan benefit upon the participant's death. Active participants or participants with accounts in suspense are eligible to withdraw a portion of their after-tax, rollover or vested Company matching amounts subject to the provisions of the Plan.

Forfeitures

Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $42,415 and $72,969 for the years ended December 31, 2011 and 2010, respectively, were used to reduce employer matching contributions made to the Plan. The forfeited balance held in the Plan as of December 31, 2011 and 2010 were $0 and $34,000.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investments provided by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 and 2010.

Administration of Plan Assets

All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc ("FIIOS").

The Stable Value Fund (the "Fund") is managed by Fidelity Management Trust Company ("Fidelity") pursuant to a trust agreement. Any fees charged by Fidelity are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2011 in connection with the Fund was $1,254,706.

Subsequent Events
Effective January 1, 2012, the Plan was amended due to the recent spin-off of the downstream business and other recommended changes. The age 21 requirement and the one year waiting period for eligibility were eliminated so that eligibility is immediate. The definition of HCEs was changed. Previously, HCEs were determined based on wage limits. Currently, the top 20 percent of the employee population by compensation is considered HCEs. Also, the amendments eliminated the 12 percent maximum limit in pre-tax contributions for HCEs.

Effective on September 28, 2012, over 100 frozen funds, that are no longer considered active investment options, will be closed and participant balances will be reallocated to other available investment options within the Plan.

3. Accounting Standards Update

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *"Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs."* This ASU requires us, for Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used, and a qualitative discussion about the sensitivities of the measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of this ASU to have a material impact on the Plan's financial statements.

4. Fair Value Measurements

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

- Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;
- Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;
- Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.

The Plan's investments are reported at fair value in the accompanying statement of net assets available for benefit. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2011 and 2010.

Interest-bearing cash – Interest-bearing cash includes cash on deposit and investments in money market mutual funds that invests mainly in short-term instruments and cash, both of which are valued using a market approach and are considered Level 1 in the fair value hierarchy. The money market mutual funds are valued at the net asset value ("NAV") of shares held.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds are valued using a market approach at the NAV of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which a significant portion of the underlying investments are traded, and is considered Level 1.

Common Collective Trusts ("CCTs") – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. A significant portion of the underlying investments are mainly publicly traded. This investment is considered Level 2.

Synthetic Investment Contracts ("SICs") – A fund which primarily invests in several investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund is valued using a market and cost approach as described in Note 6. This investment with exception of cash and equivalent investments is considered Level 2.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

Assets at Fair Value as of December 31, 2011

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Balanced	$ 24,952,931	$ -	$ -	$ 24,952,931
Blend	152,323,890	-	-	152,323,890
Growth	96,428,694	-	-	96,428,694
International-Stk	51,646,134	-	-	51,646,134
Other*	38,428,405	-	-	38,428,405
Taxable bond	81,267,805	-	-	81,267,805
Value	30,834,557	-	-	30,834,557
Interest-bearing cash**	18,411,852	-	-	18,411,852
Common/collective trusts***	-	41,818,062	-	41,818,062
Common stock	112,025,402	-	-	112,025,402
SICs	29,216,633	437,678,362	-	466,894,995
Total assets at fair value	$635,536,303	$ 479,496,424	$ -	$1,115,032,727

* Include Brokerage Link investments

** Include money market funds

***The majority of the CCTs are Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050) Commingled Pools. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index and 10 percent short term. There are no redemption restrictions on these CCTs.

	Assets at Fair Value as of December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Mutual funds:				
Balanced	$ 67,234,366	$ -	$ -	$ 67,234,366
Blend	294,671,947	-	-	294,671,947
Growth	280,585,507	-	-	280,585,507
International-Stk	259,745,032	-	-	259,745,032
Other*	103,603,728	-	-	103,603,728
Taxable bond	164,631,064	-	-	164,631,064
Value	83,842,614	-	-	83,842,614
Interest-bearing cash**	41,683,487	-	-	41,683,487
Common/collective trusts***	-	110,332,616	-	110,332,616
Common stock	226,165,309	-	-	226,165,309
SICs	117,988,451	796,625,354	-	914,613,805
Total assets at fair value	$ 1,640,151,505	$ 906,957,970	$ -	$ 2,547,109,475

* Include Brokerage Link investments

** Include money market funds

***The majority of the CCTs are Pyramis Core Lifecycle (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, and 2050) Commingled Pools. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index and 10 percent short term. There are no redemption restrictions on these CCTs.

5. Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2011	2010
Interest-Bearing Cash-Fidelity Institutional Cash Portfolios	$ 29,216,633	$ 117,988,451
Rabobank Nederland MTH040701*	70,692,014	128,667,661
Marathon Oil Corporation Common Stock	74,903,581	226,165,309
Natixis Financial Products Wrapper Contract 1203-03*	109,417,323	199,152,211
State Street Bank & Trust Company Boston 107029*	109,426,057	199,168,108
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	148,142,968	269,637,374

* SICs are investments included in the Fund compromised of underlying assets and wrapper contracts (used as liquidity guarantees).

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $88,650,832 as follows:

Common stock	$ 83,049,947
Common /collective trust	2,680,271
Mutual funds	2,920,614
	$ 88,650,832

6. Stable Value Fund

The Fund investment option provides investments with guaranteed interest rates, while allowing for diversification. The Fund invests primarily in investment contracts issued by insurance companies and other approved financial institutions, and other short-term investments. The Fund comprised approximately 40 percent and 35 percent of total Plan investments at December 31, 2011 and 2010, respectively.

At December 31, 2011 and 2010 the Plan held SICs of $418,819,834 and $771,229,685, respectively, recorded at contract value. A SIC is comprised of two components, an underlying asset and a wrapper contract. The wrapper contract guarantees the SIC's contract value. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued by using replacement cost methodology. If there is a rebid with the same rate, the wrapper value is zero. On the other hand, if there is a rebid with a revised rate, an annual calculation is performed using the revised rate and the total present value of rebid determined. The present value of the rebid is the value of the wrapper contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The remaining assets of $29,216,633 and $117,988,451 held by the Fund at December 31, 2011 and 2010 respectively, are invested in cash equivalents, for which the stated cost approximates fair value.

The fair values of the SICs held within the Fund at December 31, 2011 and 2010 were $437,678,362 and $796,625,354, respectively, as determined based on the market values of the contracts' underlying securities plus any accrued income.

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Fund at December 31, 2011 and 2010:

December 31, 2011			
State Street Bank & Trust Boston Wrapper Contract 107029	AA-	109,426,057	(4,714,911)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	AA-	148,142,968	(6,383,131)
Rabobank Nederland Wrapper Contract MTH040701	AAA	70,692,014	(3,045,951)
Natixis Financial Products Wrapper Contract 1203-03	A+	109,417,323	(4,714,534)
		437,678,362	(18,858,527)
December 31, 2010			
State Street Bank & Trust Boston Wrapper Contract 107029	AA-	199,168,108	(6,349,292)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	AA-	269,637,374	(8,595,788)
Rabobank Nederland Wrapper Contract MTH040701	AAA	128,667,661	(4,101,804)
Natixis Financial Products Wrapper Contract 1203-03	A+	199,152,211	(6,348,785)
		796,625,354	(25,395,669)

The Fund portfolio's average yield for 2011 and 2010 was 2.22 percent and 2.31 percent, respectively. The portfolio's crediting rate at December 31, 2011 and 2010 was 2.24 percent and 2.27 percent, respectively. The crediting rate formula is used to convert market value changes in the underlying assets into income distributions. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to duration. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. Wrapper contracts provide a guarantee that the crediting rate will not fall below zero percent. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets.

A wrap issuer may terminate a wrapper contract at any time. A wrap issuer may also terminate a wrapper contract if FMTC investment management authority over the Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (e.g. complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31,	
	2011	2010
Net assets available for benefits per the financial statements	$ 1,106,936,250	$ 2,566,888,974
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	18,858,528	25,395,669
Net assets available for benefits per the Form 5500	$ 1,125,794,778	$ 2,592,284,643

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2011:

Decrease in net assets available for benefits per the financial statements	$(1,459,952,725)
Adjustment from fair value to contract value for benefit-responsive investment contracts	
Prior year adjustment	(25,395,669)
Current year adjustment	18,858,528
Decrease in net assets available for benefits per the Form 5500	($1,466,489,866)

8. Party-in-Interest Transactions

Shares of MRO common stock may be purchased directly from MRO or on the open market. During 2011, all shares of the MRO common stock were purchased on the open market.

As a result of the spin-off of the downstream business on June 30, 2011, MPC common stock became a passive investment option. At spin-off, the MPC stock was created and participants received one share of MPC stock for every two shares of MRO stock that they held on June 30, 2011.

Certain Plan investments are shares of mutual funds managed by FIIOS. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.

All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

9. Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

10. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan Administrator by letter dated May 7, 2003, that the Plan, as amended, meets the requirements of Code Section 401(a), and is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. A determination letter request was filed with the IRS on February 26, 2010 but no response has been received as of yet. However, the Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

11. Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment			(e) Current Value
*	Marathon Oil Corporation	Marathon Oil Common Stock - 2,559,056	shares	$	74,903,581
*	Marathon Petroleum Corporation	Marathon Petroleum Common Stock - 1,115,104	shares		37,121,821
	Investment Trust Shares				
*	Fidelity Select Consumer Staples	Investment Company - 9,836	shares		702,872
*	Fidelity Ginnie Mae Fund	Investment Company - 25,979	shares		307,590
*	Fidelity Investment Grade Bond Fund	Investment Company - 101,336	shares		782,312
*	Fidelity Select Software & Computer Services	Investment Company - 3,347	shares		259,677
*	Fidelity Intermediate Bond Fund	Investment Company - 161,630	shares		1,758,532
*	Fidelity Capital & Income Fund	Investment Company - 125,294	shares		1,086,302
*	Fidelity Select Gold	Investment Company - 34,504	shares		1,457,107
*	Fidelity Select Biotechnology	Investment Company - 2,761	shares		237,728
*	Fidelity Select Energy Service	Investment Company - 21,580	shares		1,403,348
*	Fidelity Government Income Fund	Investment Company - 921,910	shares		9,928,974
*	Fidelity Cash Reserves	Investment Company - 721,187	shares		721,187
*	Fidelity Select Energy	Investment Company - 43,722	shares		2,157,250
*	Fidelity Select Leisure	Investment Company - 2,494	shares		240,381
*	Fidelity Select Healthcare	Investment Company - 3,873	shares		473,954
*	Fidelity Select Technology	Investment Company - 6,087	shares		526,311
*	Fidelity Select Financial Services	Investment Company - 2,280	shares		111,507
*	Fidelity Select Defense & Aerospace	Investment Company - 13,901	shares		1,083,761
*	Fidelity Select Brokerage	Investment Company - 3,001	shares		119,917
*	Fidelity Select Chemical	Investment Company - 4,701	shares		447,324
*	Fidelity Europe	Investment Company - 12,808	shares		326,227
*	Fidelity Pacific Basin Fund	Investment Company - 6,308	shares		135,238
*	Fidelity Real Estate Investment	Investment Company - 37,451	shares		1,034,385
*	Fidelity Convertible Securities Fund	Investment Company - 34,383	shares		784,956
*	Fidelity Canada	Investment Company - 92,436	shares		4,634,718
*	Fidelity Asset Manager 50%	Investment Company - 59,077	shares		887,337
*	Fidelity Worldwide Fund	Investment Company - 30,504	shares		528,945
*	Fidelity Asset Manager 70%	Investment Company - 43,310	shares		668,713
*	Fidelity Asset Manager 20%	Investment Company - 43,194	shares		549,864
*	Fidelity New Markets Income Fund	Investment Company - 79,254	shares		1,254,596
*	Fidelity Global Balanced Fund	Investment Company - 12,050	shares		258,117
*	Fidelity Small Cap Independence	Investment Company - 11,110	shares		200,320
*	Fidelity Large Cap Stock Fund	Investment Company - 15,902	shares		272,712
*	Fidelity Small Cap Stock Fund	Investment Company - 47,420	shares		784,329

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
*	Fidelity Europe Capital Appreciation Fund	Investment Company - 12,779	shares	197,558
*	Fidelity Nordic Fund	Investment Company - 12,013	shares	321,474
*	Fidelity Latin America Fund	Investment Company - 68,492	shares	3,349,249
*	Fidelity Southeast Asia Fund	Investment Company - 89,751	shares	2,259,940
*	Fidelity China Region Fund	Investment Company - 73,089	shares	1,848,416
*	Fidelity Select Medical Equipment & Systems	Investment Company - 26,129	shares	658,446
*	Fidelity Four-In-One Index Fund	Investment Company - 18,423	shares	478,434
*	Fidelity Strategic Income Fund	Investment Company - 174,574	shares	1,887,142
*	Fidelity Intermediate Gov't Income Fund	Investment Company - 17,913	shares	196,501
*	Fidelity High Income Fund	Investment Company - 44,099	shares	381,015
*	Fidelity Fifty	Investment Company - 8,192	shares	142,865
*	Fidelity Select Medical Delivery	Investment Company - 6,894	shares	377,498
*	Fidelity Select Banking	Investment Company - 10,656	shares	170,176
*	Fidelity Select Industrial Materials	Investment Company - 7,763	shares	476,709
*	Fidelity Select Natural Gas	Investment Company - 36,609	shares	1,113,645
*	Fidelity Select Natural Resources	Investment Company - 40,827	shares	1,277,491
*	Fidelity Retirement Money Market	Investment Company - 244,405	shares	244,405
*	Fidelity Retirement Govt. Money Market	Investment Company - 9,896,402	shares	9,896,402
*	Fidelity Large Cap Value Fund	Investment Company - 36,625	shares	376,869
*	Fidelity Mid Cap Value Fund	Investment Company - 174,756	shares	2,649,307
*	Fidelity US Equity Index Fund	Investment Company - 14,622	shares	654,485
*	Fidelity Inflation-Protected Bond Fund	Investment Company - 41,986	shares	536,579
*	Fidelity Floating Rate High Income	Investment Company - 49,227	shares	474,552
*	Fidelity Select Wireless	Investment Company - 40,023	shares	290,168
*	Fidelity Blue Chip Value	Investment Company - 24,889	shares	243,410
*	Fidelity International Real Estate Fund	Investment Company - 40,839	shares	283,829
*	Fidelity Small Cap Growth	Investment Company - 9,545	shares	142,315
*	Spartan Extended Market Index Fund	Investment Company - 528,759	shares	18,749,807
*	Spartan 500 Index Fund	Investment Company - 989,745	shares	44,033,737
*	Spartan Intermediate Treasury Bond Index Fund	Investment Company - 15,032	shares	174,072
*	Fidelity Grade Strategies K	Investment Company - 26,733	shares	500,701
	PIMCO Total Return Institutional	Investment Company - 2,586,164	shares	28,111,606
	PIMCO Global Bond Unhedged	Investment Company - 26,019	shares	261,755
	PIMCO High Yield	Investment Company - 48,254	shares	433,322
*	Fidelity Balanced K	Investment Company - 858,148	shares	15,601,136
*	Fidelity Blue Chip Growth K	Investment Company - 86,937	shares	3,691,356
*	Fidelity Capital Appreciation K	Investment Company - 45,874	shares	1,130,328

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
*	Fidelity Contrafund K	Investment Company - 423,677	shares	28,560,042
*	Fidelity Diversified International K	Investment Company - 117,535	shares	2,994,784
*	Fidelity Dividend Grade K	Investment Company - 22,273	shares	575,972
*	Fidelity Emerging Markets K	Investment Company - 111,636	shares	2,286,306
*	Fidelity Equity Income K	Investment Company - 12,000	shares	495,467
*	Fidelity Equity Income II K	Investment Company - 133,800	shares	2,326,775
*	Fidelity Export and Multinational K	Investment Company - 36,796	shares	760,201
*	Fidelity Fund K	Investment Company - 29,229	shares	910,197
*	Fidelity Growth & Income K	Investment Company - 390,349	shares	7,112,154
*	Fidelity Growth Company K	Investment Company - 358,587	shares	28,977,388
*	Fidelity Growth Discovery K	Investment Company - 24,618	shares	336,036
*	Fidelity Independence K	Investment Company - 34,822	shares	754,245
*	Fidelity International Discovery K	Investment Company - 156,815	shares	4,317,122
*	Fidelity Leveraged Company Stock K	Investment Company - 124,734	shares	3,133,328
*	Fidelity Low Priced Stock K	Investment Company - 812,887	shares	29,020,054
*	Fidelity Magellan K	Investment Company - 190,441	shares	11,980,656
*	Fidelity Mid Cap Stock K	Investment Company - 55,778	shares	1,485,921
*	Fidelity OTC K	Investment Company - 1,197	shares	65,891
*	Fidelity Overseas K	Investment Company - 5,426	shares	143,297
*	Fidelity Puritan K	Investment Company - 19,986	shares	353,354
*	Fidelity Value K	Investment Company - 54,102	shares	3,435,502
*	Fidelity Value Discovery K	Investment Company - 12,125	shares	171,447
*	Spartan U.S. Bond Index Fund	Investment Company - 123,049	shares	1,449,523
*	Spartan Total Market Index Fund	Investment Company - 144,308	shares	5,212,412
*	Spartan International Index Fund	Investment Company - 1,086,238	shares	32,315,588
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company - 135,765	shares	1,421,459
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company - 12,593	shares	130,335
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company - 216,494	shares	2,260,196
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company - 477,966	shares	4,899,155
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company - 962,356	shares	9,382,966
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company - 662,777	shares	6,369,283
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company - 591,534	shares	5,382,961
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company - 368,640	shares	3,310,386
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company - 396,165	shares	3,494,173
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company - 262,830	shares	2,307,644
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company - 255,803	shares	2,205,019
	Allianz NFJ Small-Cap Value	Investment Company - 13,774	shares	401,917

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	American Adv Large Cap Value Fund	Investment Company - 30,213	shares	532,957
	Morgan Stanley Emerging Markets	Investment Company - 5,765	shares	125,278
	Columbia Acorn International Z	Investment Company - 100,311	shares	3,441,673
	Baron Growth Instl CL	Investment Company - 59,228	shares	3,041,342
	Baron Asset Instl CL	Investment Company - 5,223	shares	240,594
	FPA Crescent Portfolio	Investment Company - 178,382	shares	4,777,071
	Rice, Hall, James Micro Cap Portfolio	Investment Company - 14,184	shares	247,226
	Ariel Fund	Investment Company - 22,165	shares	952,423
	Ariel Appreciation Fund	Investment Company - 23,306	shares	901,934
	Neuberger Berman Partners Fnd Instl CL	Investment Company - 17,443	shares	426,317
	Janus Fund	Investment Company - 91,625	shares	2,499,539
	Janus Twenty Fund	Investment Company - 10,511	shares	536,998
	Janus Worldwide	Investment Company - 9,264	shares	374,096
	Mutual Shares	Investment Company - 21,236	shares	423,655
	Morgan Stanley Mid Cap Growth	Investment Company - 206,002	shares	6,781,579
	Templeton World Fund	Investment Company - 5,926	shares	81,361
	USAA Income Fund	Investment Company - 21,646	shares	283,128
	Templeton Growth Advisor	Investment Company - 19,972	shares	325,147
	Artisan International Fund	Investment Company - 18,994	shares	376,648
	DFA Emerging Markets Value	Investment Company - 490,674	shares	12,737,898
	Royce Value Plus	Investment Company - 32,985	shares	397,465
	AIM Diversified Dividend	Investment Company - 277,334	shares	3,294,728
	American Beacon Balanced	Investment Company - 21,886	shares	283,648
	Eaton Vance Large Cap Value	Investment Company - 167,038	shares	2,868,038
	PIMCO Real Return	Investment Company - 42,053	shares	495,802
	Managers Bond Fund	Investment Company - 32,691	shares	848,972
	The Oakmark Equity & Income Fund	Investment Company - 29,158	shares	788,736
	Templeton Global Bond	Investment Company - 226,495	shares	2,801,740
	Vanguard Total Bond Market	Investment Company - 3,003,130	shares	33,034,430
	Vanguard Windsor Admiral	Investment Company - 318,681	shares	13,725,583
	Neuberger Berman Genesis	Investment Company - 78,154	shares	3,628,669
	Artisan Mid Cap Value Fund	Investment Company - 3,063	shares	60,350
	Mutual Discovery	Investment Company - 27,508	shares	755,634
	Columbia Acorn Select Fund	Investment Company - 11,160	shares	263,598
	Calvert Social Investment Bond	Investment Company - 8,222	shares	129,830
	Templeton Foreign Advisor	Investment Company - 886,676	shares	5,187,054
	Rainier Small Mid Cap Equity	Investment Company - 11,331	shares	370,539

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	Wells Fargo Advantage Small Cap Value	Investment Company - 124,350	shares	3,711,850
	CRM Mid Cap Value Institutional	Investment Company - 7,754	shares	205,238
	Invesco Global Small & Mid Cap Gro	Investment Company - 8,834	shares	139,577
	Kalmar Growth with Value Small Cap	Investment Company - 198,492	shares	3,048,839
	Templeton Developing Markets Trust	Investment Company - 20,833	shares	440,400

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(e) Current Value	
	Stable Value Contract Carriers			
	Natixis Financial Products	Actively Managed Global Wrap**		
	Wrapper Contract 1203-03; 2.46%			
	Total Contract Value/Fair Market Value		$ 109,417,323	***
	Chase Manhattan Bank	Actively Managed Global Wrap**		
	Wrapper Contract AMarathon-02-07; 2.50%			
	Total Contract Value/Fair Market Value		148,142,968	***
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**		
	Wrapper Contract 107029; 2.45%			
	Total Contract Value/Fair Market Value		109,426,057	***
	Rabobank Nederland	Actively Managed Global Wrap**		
	Wrapper Contract MTH040701; 2.58%			
	Total Contract Value/Fair Market Value		70,692,015	***
*	Fidelity Management Trust Company Variable interest rate - 2.22% as of 12/31/11	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool	29,216,633	
	Brokerage Link	Self-Directed Brokerage Accounts	30,042,399	
	Total Investments		1,115,032,727	
*	Fidelity Management Trust Company Interest rates range from 3.25%-9.50% due 1/1/2012- 12/22/2016	Loans to Plan Participants	8,908,216	
	Totals		$ 1,123,940,943	

* Indicates party-in-interest.

** A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

*** Pages 23 thru 34 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	(CASH)	Actively Managed Global Wrap Underlying Investments	5,778,124
	AT&T INC 2.95% 5/15/16		495,861
	ABBEY NATL 3.875 11/10/14 144A		901,635
	ALLYA 2010-1 A3 1.45% 5/14		406,609
	ALLYA 2011-3 A3 0.97% 8/15		608,741
	ALLYA 10-4 A3 ABS .91 11/17/14		683,919
	ALLYA 2010-5 A3 1.11 1/15		574,127
	ALLYA 2011-1 A3 1.45 1/15		548,919
	ALLYA 2011-2 A3 1.18% 4/15		473,106
	ALLYA 2011-5 A2 0.8% 6/14		399,886
	ALLYA 2011-4 A2 .65% 3/14		179,874
	AMER EXPRESS CR 3ML+85 6/24/14		1,163,591
	AMERICAN HONDA 2.375 3/13 144A		306,268
	AMER HONDA 2.5% 9/21/15 144A		484,651
	ANZ BK GRP 2.125% 1/10/14 144A		427,921
	BB&T CORP MTN B/E 3.2% 3/15/16		493,413
	BHP BILLITON FIN 1.125% 11/14		711,650
	BMWLT 2010-1 A3 1.18% 4/13		656,123
	BNP PARIBAS 2.125% 12/21/12		289,518
	BMWLT 2011-1 A3 1.06% 2/14		689,877
	BMWOT 2011-A A2 .63% 2/14		599,624
	BANK AMER 4.5% 4/1/15		200,158
	BAAT 2010-2 A3 2.4% 7/14		611,775
	BMONT Q 2.125% 6/28/13		621,085
	BANK OF NY MTN 2.4% 1/17/17		709,361
	BANK TOKYO 2.6% 1/22/13 144A		198,578
	BARCLAYS BANK 2.375% 1/13/14		1,155,277

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	BAYC 2004-2 A 1ML+43 8/34	Actively Managed Global Wrap Underlying Investments	$	88,837
	BAYC 2004-3 M1 1ML+50 1/35			44,606
	BSCMS 2007-PW17 A2 5.574 6/50			119,061
	BERK HATH INC 2.125% 2/11/13			924,819
	BERK HATH INC 2.2% 8/15/16			487,816
	COMM 2005-C6 XP CSTR 6/44			23,725
	CIBC 1.45% 9/13/13			469,083
	CHAIT 2007-A17 A 5.12% 10/14			1,737,599
	CHAIT 2008-A4 A4 4.65% 3/15			1,179,461
	CHAIT 2011-A2 A2 1ML+9 5/15			1,802,546
	CFAST 2010-A A3 .91% 8/13			424,362
	CITIGROUP 5.125 5/5/14			285,723
	CITIGROUP 3.953% 6/15/16			720,925
	CCCIT 2008-A5 A5 4.85% 4/15			1,188,578
	CCCIT 2009-A5 A5 2.25% 12/14			1,193,964
	CMMNWLTH BK 2.125% 3/17/14 144			468,543
	COMMONWETH MTN2.9 9/17/14 144A			2,429,151
	RABOBANK NL UTREC MTN1.85 1/14			1,657,171
	CORNELL UNIV 4.35% 2/1/14			530,238
	CPS 2006-D A4 5.115% 08/13			197,873
	CSFB 2002-CP5 A1 4.106 12/35			65,016
	CSFB 2003-C4 A3 CSTR 8/36			19,670
	CSFB 2003-C4 A4 5.137 8/36			459,953
	CSFB 2004-C1 A3 4.321% 1/37			65,156
	CSMC 2007-C3 A2 CSTR 6/39			222,993
	CREDIT SUISSE NY 2.2% 1/14/14			1,590,869
	DBS BK LTD 5.125/VAR 5/17 144A			2,156,814
	DBUBS 2011-LC3A A1 2.238 8/44			166,567

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	DANSKE BANK 3.875% 4/14/16 144	Actively Managed Global Wrap Underlying Investments	$	664,160
	JOHN DEERE CAP 2.95% 3/9/15			233,834
	JOHN DEERE MED 1.25% 12/02/14			474,624
	DEUTSCHE BK AG 2.375% 1/11/13			691,648
	EXPORT DEV CANADA 1.5% 5/15/14			322,487
	FHLG 15YR 5.00% 5/14 #E77225			4,343
	FHLG 15YR 5.00% 6/14 #E77373			32,460
	FHLM ARM 4.889% 3/33 #847126			8,084
	FHLG 15YR 4.50% 8/18 #E98688			666,081
	FHLG 15YR 4.50% 9/18 #E99205			207,140
	FHLG 15YR 4.50% 10/18 #E99833			299,049
	FHLM ARM 3.53% 4/40 #1B4657			258,035
	FHLM ARM 3.58% 4/40 #1B4702			228,390
	FHLM ARM 4.68% 1/36 #847584			56,483
	FHLM ARM 3.88% 1/35 #848084			46,461
	FHLM ARM 5.084% 8/35 #1J0005			100,933
	FHLG 7.50% 7/34 #G02115			697,327
	FHLG 15YR 5.00% 3/19 #G13052			796,250
	FHLM ARM 4.941% 11/35 #1J1228			166,255
	FHLG 10YR 3.00% 8/21 #J16393			548,298
	FHLG 10YR 3.00% 8/21 #J16442			595,563
	FHLM ARM 5.78% 10/35 #1N0063			43,990
	FHLM ARM 5.37% 12/35 #1N0106			136,270
	FHLM ARM 3.21% 7/41 #1B8477			314,643
	FHLM ARM 2.98% 8/41 #1B8533			374,620
	FHLM ARM 2.99% 8/41 #1B8556			190,368
	FHLM ARM 3.07% 9/41 #1B8608			226,276

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	FHLG 15YR 5.50% 4/18 #G11389	Actively Managed Global Wrap Underlying Investments	$	297,911
	FHLG 15YR 4.50% 11/18 #B10931			175,466
	FHLM ARM 4.199% 8/36 #848185			96,696
	FHR 2417 EH 6% 2/17			55,129
	FHR 2394 KD 6% 12/16			93,580
	FNMA .625% 10/30/14			4,988,392
	FNMA 0.75% 12/19/14			2,290,648
	FHR 3943 EF 1ML+25 2/26			608,048
	FHLMC 1% 7/30/14			8,817,191
	FHLMC 0.375% 10/30/13			4,729,972
	FHLMC 0.75% 11/25/14			5,675,498
	FHLMC .625% 12/29/14			2,254,938
	FNMA 15YR 7.00% 11/14 #252920			1,848
	FNMA 15YR 7.00% 2/15 #253033			145,671
	FNMA 15YR 7.00% 9/15 #253430			1,807
	FNMA 15YR 6.50% 10/13 #323321			87,698
	FNMA 15YR 6.50% 6/14 #323794			45,245
	FNMA 15YR 7.00% 5/13 #429018			1,317
	FNMA ARM 3.01% 8/41 #AI4358			205,780
	FNMA ARM 3.37% 9/41 #AI8935			203,882
	FNMA ARM 2.74% 8/41 #AH5259			620,900
	FNMA ARM 2.57% 10/41 #AH5261			406,383
	FNMA 10YR 3% 9/21 #AL0576			1,226,542
	FNMA 10YR 3% 9/21 #AL0579			1,440,353
	FNMA 15YR 6.50% 5/14 #492067			3,115
	FNMA 15YR 7.00% 4/15 #532552			1,879
	FNMA 15YR 7.00% 1/16 #535675			14,837

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment	(e) Current Value
	FNMA 15YR 7.00% 6/17 #545928	Actively Managed Global Wrap Underlying Investments	$ 19,438
	FNMA 15YR 6.50% 12/13 #545950		6,899
	FNMA 15YR 7.00% 8/15 #549589		438
	FNMA 15YR 6.50% 6/15 #555720		33,232
	FNMA 15YR 7.00% 10/15 #556250		567
	FNMA 15YR 7.00% 8/16 #599824		15,051
	FNMA 15YR 6.50% 7/16 #613007		4,917
	FNMA 15YR 7.00% 1/17 #626726		20,575
	FNMA 15YR 7.00% 3/17 #635939		30,388
	FNMA 15YR 7.00% 3/17 #638317		49,065
	FNMA 15YR 7.00% 10/17 #665372		14,909
	FNR 2002-56 MC 5.5% 9/17		88,686
	FNR 2004-3 HA 4% 7/17		71,344
	FNR 2004-15 AB 4% 9/17		46,875
	FHR 2866 XE 4 12/18		423,267
	FHR 2915 DC 4.5% 3/19		221,910
	FNR 2008-95 AD 4.5% 12/23		957,500
	FHR 3560 LA 2% 8/14		230,568
	FHR 3573 LC 1.85% 8/14		418,826
	FNR 2010-123 DL 3.5% 11/25		349,422
	FNR 2010-135 DE 2.25% 4/24		660,042
	FNR 2010-143 B 3.5% 12/25		550,584
	FHR 3659 EJ 3% 6/18		888,928
	FNMA ARM 4.801% 2/33 #695019		42,453
	FNMA ARM 3.984% 5/33 #703915		14,087
	FNMA 15YR 6.50% 3/18 #705791		69,710
	FNMA 15YR 4.50% 11/18 #725857		105,170

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	FNMA 15YR 4.00% 8/18 #728852	Actively Managed Global Wrap Underlying Investments	$	382,790
	FNMA 15YR 4.50% 8/18 #730721			73,422
	FNMA ARM 4.68% 11/34 #735011			138,467
	FNMA 15YR 4.50% 6/19 #745278			268,531
	FNMA 15YR 4.50% 7/20 #745874			152,656
	FNMA ARM 3.753% 10/33 #746320			64,230
	FNMA ARM 4.358% 10/33 #754672			21,871
	FNMA ARM 3.752% 10/33 #755148			50,621
	FNMA ARM 5.05% 7/34 #801635			25,952
	FNMA ARM 4.53% 12/34 #802852			158,218
	FNMA ARM 4.293% 3/35 #815586			26,147
	FNMA ARM 4.653% 3/35 #816322			8,694
	FNMA ARM 5.12% 6/35 #823810			94,755
	FNMA ARM 5.344% 7/35 #834917			20,519
	FNMA ARM 5.349% 12/34 #843013			45,579
	FNMA ARM 5.280% 3/35 #843014			34,676
	FNMA ARM 4.893% 10/35 #847787			69,741
	FNMA ARM 6.25% 6/36 #886983			30,875
	FNMA 15YR 4.50% 7/20 #888653			124,128
	FNMA ARM 4.21% 5/35 #889946			261,355
	FNMA ARM 4.30% 2/35 #995017			310,984
	FNMA ARM 4.898% 5/35 #995272			47,005
	FNMA ARM 4.58% 7/35 #995273			108,657
	FNMA ARM 4.53% 10/35 #995414			237,429
	FNMA ARM 4.55% 10/35 #995415			1,057,455
	FNMA ARM 4.512% 12/36 #995606			256,828
	FNMA ARM 5.075% 7/34 #995609			109,638

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	FNMA ARM 3.20% 1/40 #AC0599	Actively Managed Global Wrap Underlying Investments	$	385,091
	FNMA 10YR 3.00% 7/21 #MA0803			692,722
	FNMA 10YR 3.00% #MA0833			1,052,255
	FNMA 10YR 3.00% #MA0865			1,621,519
	FNMA 10YR 3.00% 10/21 #MA0909			898,616
	FNMA 10YR 3.00% #MA3892			1,153,322
	FNMA ARM 4.285% 7/33#AD0066			105,748
	FNMA 15YR 4.50% 8/24 #AD0117			2,376,213
	FNMA ARM 2.94% 8/35 #AD0710			88,966
	FNMA ARM 3.47% 3/40 #AD0820			323,568
	FNMA ARM 3.69% 5/40 #AE0064			672
	FNMA ARM 3.79% 6/40 #AE0065			203,368
	FNMA 15YR 3.50% 12/25 #AE0368			7,877,104
	FORDO 2009-B A3 2.79 8/13TALF			152,519
	FORDO 2009-C A4 4.43% 11/14			375,298
	FORDO 2009-D A3 2.17% 10/13			97,849
	FORDO 2009-D A4 2.98% 8/14			1,041,661
	FORDO 2009-E A3 1.51% 1/14			266,850
	FORDO 2010-B A3 0.98% 10/14			422,538
	FORDO 2011-B A3 .84% 6/15			389,926
	FORDO 2011-B A4 1.35% 12/16			402,450
	GECMC 2007-C1 XP CSTR 12/49			60,878
	GMACC 2004-C2 A2 CSTR 8/38			128,650
	GMACC 2004-C2 A4 5.301% 8/38			481,121
	GMACC 2005-C1 X2 CSTR 5/43			16,599
	GMACC 2003-C2 A2 CSTR 5/40			243,565
	GSMS 2011-GC5 A1 CSTR 8/44			405,022

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	GSMS 04-GG2 A6 CSTR 8/38	Actively Managed Global Wrap Underlying Investments	$	526,881
	GSMS 2005-GG4 A3 4.607 7/39			294,223
	GSMS 2006-GG6 A2 5.506% 4/38			148,629
	GSMS 2006-GG8 A2 5.479 11/39			491,954
	GEN ELEC CAP MTN 5.4 9/20/13			1,349,185
	GE CAP MTN 3.5% 6/29/15			583,195
	GENERAL ELEC MTN 1.875% 9/13			494,709
	GE CAP CORP 2.25% 11/9/15			442,470
	GE ELEC CAP CORP 2.1% 1/07/14			1,107,237
	GENERAL ELEC 2.95% 5/09/16			135,317
	GENERAL ELEC MTN3.35% 10/17/16			731,864
	GOLDMAN SACHS MTN 3.7% 8/1/15			350,340
	GOLDMAN SAC GRP 3.625% 2/07/16			327,622
	GCCFC 2005-GG3 A2 CSTR 8/42			111,778
	HAROT 2011-3 A2 1 4/14			549,859
	HAROT 2010-1 A4 1.98% 5/23/16			188,416
	HAROT 2010-2 A3 1.34% 3/14			402,533
	HAROT 2010-3 A3 .7% 4/14			689,025
	HAROT 2011-1 A4 1.8% 4/17			253,213
	HAROT 2011-2 A3 0.94% 3/15			609,043
	HSBC BANK 3.1% 5/24/16 144A			947,256
	HART 2011-A A3 1.44 4/15			319,183
	HYUNDAI 2 11-C ABS .57% 7/15/1			559,328
	HART 2009-A A3 2.03% 8/13			110,809
	HART 09-A A4 3.15% 3/16			82,374
	ING BANK NV 2% 10/18/13 144A			675,841
	JPMC CO MTN 3.7% 1/20/15			1,229,436

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	JPMORGAN CHASE 3.15% 7/05/16	**Actively Managed Global Wrap Underlying Investments**	$	654,342
	JPMCC 03-CB7 A4 CSTR 1/38			191,620
	JPMCC 2003-C1 A2 4.985 1/37			381,408
	JPMCC 2005-LDP2 A3 4.697 7/42			446,623
	JPMCC 2005-LDP5 A2 5.198 12/44			434,577
	JPMCC 2006-LDP7 A2 CSTR 4/45			24,210
	JPMCC 2007-LDPX A2S 5.305 1/49			173,261
	JPMCC 2007-LD11 A2 CSTR 6/49			434,978
	LBUBS 2003-C3 A4 4.166 5/32			154,598
	LBUBS 2004-C8 4.799% 12/29			489,423
	LBUBS 2004-C2 A3 3.973% 3/29			293,238
	LBUBS 2005-C1 AAB CSTR 2/30			333,993
	LBUBS 2007-C6 A2 5.845 7/40			268,797
	MVCOT 2006-2A A 5.417% 10/28			71,778
	MVCOT 2006-2A B 5.467% 10/28			40,505
	MASSMUTUAL GL 3.625% 7/12 144A			328,092
	MASSMUTUAL GLB 3.125 4/16 144A			984,590
	MBART 2011-1 A3 0.85% 3/15			570,646
	MERCK & CO INC 2.15% 1/15/16			444,454
	MBART 2009-1 A3 1% 1/15/14			192,280
	MLMT 2004-KEY2 A2 4.166% 8/39			235,299
	MLMT 2005-MKB2 XP CSTR 9/42			10,756
	MET LIFE GLBL 2.5 9/29/15 144A			697,484
	MONSANTO CO 2.75% 4/15/16			277,624
	MONUMENTAL GLBL 5.5% 4/13 144A			186,205
	MSC 03-IQ4 A2 4.07 5/40			163,162
	MSC 03-T11 A4 5.15 6/41			209,202

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	MORGAN STANLEY 2.875% 7/28/14	Actively Managed Global Wrap Underlying Investments	$	517,119
	NCUA GTD NTS MA 1.4% 6/12/15			655,883
	NATLAUST BK 2.35 11/16/12 144A			717,793
	NY LIFE 2.25% 12/14/12 144A			794,246
	NYLIFE GLB4.65% 5/9/13 144A			870,579
	NALT 2010-B A3 1% 12/15/13			681,894
	NALT 2010-B A4 1.27% 10/16			218,116
	NALT 2 11-A ABS 1.04% 8/15/14			710,555
	NALT 2011-B A3 0.92% 2/15			348,176
	NAROT 2010-A A4 1.31% 9/16			302,132
	NAROT 2011-A A3 1.18% 2/15			397,944
	NORDEA BK AG 1.75 10/4/13 144A			676,257
	NEF 2005-1 A5 4.74% 10/45			437,269
	PNCFUND MTN 3.625% 2/8/15			559,110
	PRES & FELLOWS 3.7% 4/1/13			2,036,298
	PRICOA GLB FDG 5.4% 10/12 144A			212,440
	PROCTER & GAMBLE 1.8% 11/15/15			438,893
	ROYAL BK CANADA 1.125 1/15/14			543,071
	ROYAL BK CANADA 2.3% 7/20/16			207,464
	ROYAL BK CANADA 1.45% 10/30/14			367,842
	ROYAL BK SCOT 4.875 8/14 144A			1,161,936
	ROYAL BK SCT 1.5% 3/30/12 144A			1,436,401
	SVOVM 2005-A A 5.25% 2/21			95,141
	SANOFI AVENTIS 2.625% 3/29/16			514,326
	SANTANDER US 2.485% 1/13 144A			718,897
	SHELL INTL MTN 1.875 3/25/13			966,382
	STATE STREET 2.875% 3/07/16			734,273

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	SVENSKA MTN 2.875 9/14/12 144A	**Actively Managed Global Wrap Underlying Investments**	$	1,769,335
	TARGET CORP 1.125% 7/18/14			225,802
	TORONTO DOM BK 2.5% 7/14/16			972,890
	TORONTO DOMINI 2.375% 10/19/16			475,495
	TOTAL CAP CDA 1.625% 1/28/14			488,372
	TAOT 2010-A A3 1.27% 12/13			165,025
	TAOT 2010-B A3 1.04% 2/14			260,489
	USAA CAPITAL 1.05% 9/14 144A			532,236
	USAA CAP CO 2.25% 12/13/16 144			471,938
	USAOT 2009-2 A3 1.54% 02/14			205,657
	UNION BK NA 3% 6/6/16			991,868
	US BANCORP MTN 1.375% 9/13/13			1,143,711
	USTN 1.75% 7/31/15			51,885,173
	USTN .625% 7/15/14			66,916,375
	USTN .5% 8/15/14			26,206,221
	USTN .25% 9/15/14			32,450,462
	USTN 1% 9/30/16			32,275,416
	USTN .375% 11/15/14			24,038,375
	USTN .875% 11/30/16			29,868,049
	VERIZON COM 1.95% 3/28/14 144A			966,309
	VERIZON WIRELESS 5.55% 2/1/14			1,037,564
	VALET 2011-1 A3 1.22% 6/15			1,020,287
	VWALT 2010-A A3 0.99% 11/13			966,679
	VWALT 2010-A A4 1.18 10/15			100,280
	VWALT 2011-A A2 1% 2/14			340,108
	WFRBS 2011-C5 A1 1.456 11/44			157,103
	WBCMT 05-C16 APB 4.692% 10/41			276,219

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2011

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of Investment		(e) Current Value
	WBCMT 2003-C9 A4 5.012 12/35	**Actively Managed Global Wrap Underlying Investments**	$	592,324
	WBCMT 2005-C18 XP CSTR 4/42			15,337
	WBCMT 2007-C31A A2 5.421% 4/47			504,625
	WAL MART STORES 2.8% 4/15/16			410,623
	WELLS FARGO 3.75% 10/1/14			1,594,648
	WELLS FARGO MTN 3.625% 4/15/15			302,687
	WELLS FARGO 4.375% 1/31/13			1,180,276
	WELLS FARGO&COM 3.676% 6/15/16			221,768
	WESTPAC BANK CORP 2.1% 8/2/13			279,093
	WESTPAC BK CORP 1.85% 12/09/13			894,967
	WOART 2010-A A3 1.34% 12/13			190,849
	WOART 2011-A A3 1.49% 10/14			400,567
	YALE UNIV MTN 2.9% 10/15/14			412,109
	Total Fair Value of Underlying Investments		$	437,678,362

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 033-56828 and No. 333-29709 of Marathon Oil Corporation on Form S-8 of our report related to the financial statements and supplemental schedule of the Marathon Oil Company Thrift Plan dated June 27, 2012, appearing in this Annual Report on Form 11-K of Marathon Oil Company Thrift Plan for the year ended December 31, 2011.

McConnell & Jones LLP

Houston, Texas
June 27, 2012

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Ph: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By ______________________________

Robert L. Sovine, Plan Administrator

Dated: June 27, 2012